UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[ ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ______________________________

OR

[ X ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from October 1, 2016 to December 31, 2016

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Full title of the Plan)

SPIRE INC.
700 Market Street
St. Louis, MO 63101
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Spire Inc. Retirement Plans Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Salary Deferral Savings Plan (the “Plan”) as of December 31, 2016 and September 30, 2016, and the related statements of changes in net assets available for benefits for the period from October 1, 2016 through December 31, 2016, and for the year ended September 30, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and September 30, 2016, and the changes in its net assets available for benefits for the period from October 1, 2016 through December 31, 2016, and for the year ended September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

St. Louis, Missouri
June 14, 2017

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,	September 30,
	2016	2016
Cash	$347,164	$429

Investments, at Fair Value	142,432,764	139,694,679

Notes Receivable from Participants	2,631,809	2,597,166

Contributions Receivable:
Participant contributions	187,358	66,980
Employer contributions	102,021	36,346
Total Contributions Receivable	289,379	103,326

NET ASSETS AVAILABLE FOR BENEFITS	$145,701,116	$142,395,600

See accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Three Months Ended December 31,	Year Ended September 30,
	2016	2016
ADDITIONS:
Contributions:
Participant	$1,642,572	$5,173,506
Rollover	80,382	541,349
Employer	935,870	2,931,573
Total Contributions	2,658,824	8,646,428

Investment Income:
Interest and dividends	1,153,021	1,734,785
Net appreciation in fair value of investments	1,555,035	14,555,309
Total Investment Income	2,708,056	16,290,094

Interest income on notes receivable from participants	27,001	117,228

TOTAL ADDITIONS	5,393,881	25,053,750

DEDUCTIONS:
Distributions to participants	2,436,081	12,734,863

Administrative fees	3,328	40,191

TOTAL DEDUCTIONS	2,439,409	12,775,054

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	2,954,472	12,278,696

Transfers from other plans - net	351,044	2,731,174

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,305,516	15,009,870

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Period	142,395,600	127,385,730
End of Period	$145,701,116	$142,395,600

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
Notes to Financial Statements

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (“The Plan”) have been prepared on the accrual basis.
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy of inputs used to measure fair value includes:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Descriptions of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy are included in Note 3.
Investment Valuation and Income Recognition – The Plan’s investments in common stock and mutual funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Common/collective trusts (“CCTs”, singular "CCT") are valued based on information reported by the trust based on its underlying assets and audited financial statements. The Plan also holds units of a CCT that has investments in fully benefit-responsive investment contracts (“FBRICs”). The Plan’s CCT investments in FBRICs are presented at fair value using the Net Asset Value (“NAV”) practical expedient in the Statements of Net Assets Available for Benefits at both December 31, 2016 and September 30, 2016.
Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought, sold, or held during the year.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the “Company”), the Plan sponsor and Plan administrator. The Company is a wholly owned subsidiary of Spire Inc. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, and purchases of Spire Inc. stock.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2016 and September 30, 2016.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the three-month period ended December 31, 2016 and the year ended September 30, 2016 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General – The Plan is a defined contribution plan which covers participants of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company ("Trustee"). The Company is the Plan sponsor, and in that capacity has named the Spire Inc. Retirement Plans Committee as administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility – To be eligible to participate in the Plan, a participant must not be a member of a collectively-bargained unit, must complete 90 days of service, and attain the age of 21. Notwithstanding the forgoing, effective October 1, 2015, participants who do not meet service or age eligibility may contribute to the Plan an eligible rollover contribution.
Contributions – The Plan provides for voluntary participant contributions subject to certain Internal Revenue Code (“IRC”) limitations, up to 75% of the participant's compensation. Participants who attain age 50 by each December 31 are permitted to make additional contributions ("catch-up contributions") as permitted by the IRC. Participant contributions are matched 100% up to 5% of compensation. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles. Participants can make Roth 401(k) contributions to the Plan. Newly hired employees are auto-enrolled in the Plan at a deferral rate of 5%, along with the 5% matching employer contribution, effective the first pay period after they become eligible, unless they decline to defer or choose an alternative deferral amount in advance.
Retirement Power Contributions for Missouri Gas Energy ("MGE") Participants – As specified by the Plan, Retirement Power Contributions are to be made each pay period for MGE participants equal to MGE participant's compensation for such pay period multiplied by a percentage ranging from 3.5% to 8.5%, dependent on the MGE participant's age and years of service as of December 31, 1998. Such contributions vest 100% immediately. The Retirement Power Contributions to MGE participants were made for paid dates beginning January 1, 2014. Effective April 1, 2016, the Plan terminated Retirement Power Contributions.
Vesting – Participant and Company matching contributions are 100% vested when made.
Investment Options – Contributions to the Plan are invested in one or more investment funds at the direction of the participant. A minimum of 1% of the participant’s contribution must be directed into each fund selected.
Employee Stock Ownership Plan – The Spire Inc. Employee Stock Ownership Plan (“ESOP”) constitutes a portion of the Plan, not a separate plan. Participant allocated contributions and employer matching contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him/her. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash are reinvested under the terms of the Plan.
Participant Accounts – In addition to the participant and Company matching contributions, each participant’s account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.
Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the prior twelve months, if any. Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and September 30, 2016. Delinquent participant loans are reclassified as distributions per the terms of the Plan document. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 8.75% at December 31, 2016.
Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions are normally made in single lump-sum cash payments; however, participants in the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active participants who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant’s elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Participants making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those participants in the Plan who remain employees of the Company, but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those participants covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the Statements of Changes in Net Assets Available for Benefits.
Plan Year – Prior to September 29, 2016, "Plan Year" meant the twelve-month period beginning with October 1, and ending on the following September 30. On September 29, 2016, the Company amended the Plan. Effective January 1, 2017, the Plan Year will be the twelve-month period beginning January 1, and ending on the following December 31. The amendment resulted in the Plan recording this short Plan Year which commenced October 1, 2016 and ended December 31, 2016. The December year-end is consistent with other plans sponsored by the Company.

3.	INVESTMENTS
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan holds investments in a stable value fund, which consists of debt and equity securities wrapped by FBRICs. The FBRICs enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The FBRICs are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are measured daily and may be redeemed daily with no restrictions related to the redemption notice period. However, if redemption does occur, the redeemed funds cannot be reinvested in a competing fund for at least 90 days. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable.
Recurring Measurements – The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2016 and September 30, 2016.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of investments with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, and cash flows. Such investments are classified in Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

		Fair Value Measurements Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2016	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$51,493,899	$51,493,899	$—	$—
Common/collective trusts	58,161,299	—	58,161,299	—
Common stock – Spire Inc.	29,198,537	29,198,537	—	—
Total investments in the fair value hierarchy	138,853,735	80,692,436	58,161,299	—
Common/collective trusts measured at NAV*	3,579,029
Total investments	$142,432,764

September 30, 2016
Mutual funds	$49,956,761	$49,956,761	$—	$—
Common/collective trusts	57,268,176	—	57,268,176	—
Common stock – The Laclede Group, Inc.	29,061,423	29,061,423	—	—
Total investments in the fair value hierarchy	136,286,360	79,018,184	57,268,176	—
Common/collective trusts measured at NAV*	3,408,319
Total investments	$139,694,679
*Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the Statements of Net Assets Available for Benefits.

4.	TAX STATUS
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated July 29, 2015 that the Plan and related trust are designed in accordance with the applicable sections of the IRC and therefore not subject to tax. However, the letter was issued contingent upon adopting certain proposed amendments. These amendments were not timely adopted, and a Voluntary Correction Program filing has been submitted to the IRS for which the Plan is awaiting approval. Any related penalties or fines will be paid for by the Company and there will be no financial impact to the Plan. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	RELATED-PARTY TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. These transactions qualify as party-in-interest transactions. The Company provides certain administrative services at no cost to the Plan. The Plan incurs expenses related to general administration and recordkeeping. The Company pays a portion of these expenses and certain accounting and auditing fees related to the Plan. The Plan paid $3,295 and $39,940 of recordkeeping fees to the Trustee in the three-month period ended December 31, 2016 and the year ended September 30, 2016, respectively. At December 31, 2016 and September 30, 2016, the Plan held 452,339.840 and 455,936.982 shares, respectively, of common stock of Spire Inc., the Company's parent, with a market value of $29,198,537 and $29,061,423, respectively. During the three-month period ended December 31, 2016 and the year ended September 30, 2016, the Plan received dividend income of $224,673 and $861,382, respectively, from Spire Inc.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	RECONCILIATION TO FORM 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 as of December 31, 2016 and September 30, 2016:

	December 31,	September 30,
	2016	2016
Net Assets Available for Benefits, per accompanying financial statements	$145,701,116	$142,395,600
Less: Participant loans deemed distributed	(137,425)	(134,942)
Net Assets Available for Benefits, per Form 5500	$145,563,691	$142,260,658
The following is a reconciliation of changes in net assets available for benefits per the accompanying financial statements to amounts reported on Form 5500 for the three-month period ended December 31, 2016:

Three- Month Period Ended December 31,
2016
Increase in net assets available for benefits prior to transfers from other plans (net) per accompanying financial statements	$2,954,472
Add: Prior year participant loans deemed distributed	134,942
Less: Participant loans deemed distributed	(137,425)
Net income per Form 5500	$2,951,989

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
EIN – 43-0368139 PN009
Schedule of Assets (Held at End of Year)
(Form 5500, Schedule H, Line 4i)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Spire Inc. - ESOP	Company stock fund (452,339.840 shares)	$29,198,537

	Wells Fargo Stable Return Fund - Class C	Common/collective trust (69,039.914 units)	3,579,029

	BlackRock Russell 1000® Value Fund T	Common/collective trust (69,266.166 units)	2,036,605

	BlackRock Equity Index T	Common/collective trust (358,796.666 units)	31,159,481

	BlackRock MSCI ACWI ex-US IMI Index Fund T	Common/collective trust (44,793.641 units)	402,968

	BlackRock U. S. Debt Index Fund - W	Common/collective trust (355,184.305 units)	7,420,293

	BlackRock Russell 2000® Index Fund T	Common/collective trust (298,599.426 units)	10,922,707

	BlackRock Short-Term Investment Fund W	Common/collective trust (6,219,244.870 units)	6,219,245

	T. Rowe Price Blue Chip Growth Fund	Mutual Fund (83,582.154 shares)	6,068,900

	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund (4,169.156 shares)	84,259

	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund (70,332.387 shares)	1,417,197

	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund (619,227.464 shares)	12,471,241

	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund (429,926.914 shares)	8,645,830

	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund (265,986.086 shares)	5,333,021

	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund (169,019.033 shares)	3,380,381

	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund (155,986.414 shares)	3,110,369

	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund (139,077.941 shares)	2,777,387

	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund (54,572.407 shares)	1,090,357

	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund (23,644.745 shares)	473,131

	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund (4,823.336 shares)	96,419

	Vanguard Institutional Target Retirement Income Fund	Mutual Fund (31,114.327 shares)	629,443

	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (157,616.326 shares)	1,948,138

	Delaware Small Cap Value Fund Institutional Class	Mutual Fund (26,745.620 shares)	1,684,172

	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (50,736.602 shares)	2,283,654
			142,432,764
*	Notes receivable from participants	Loans due at various dates through 2029, with interest rates ranging from 4.25% to 8.75%	2,631,809
			$145,064,573
	*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Laclede Gas Company
Salary Deferral Savings Plan

Date:	June 14, 2017	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
V.P. Human Resources

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm